EXHIBIT 99.1

SECOND AMENDING AGREEMENT
TO
AMENDED AND RESTATED
CREDIT AGREEMENT

BETWEEN:

PENGROWTH ENERGY CORPORATION
(AS BORROWER)

- and -

THE FINANCIAL INSTITUTIONS NAMED HEREIN
IN THEIR CAPACITIES AS LENDERS
(AS LENDERS)

- and -

ROYAL BANK OF CANADA
(AS ADMINISTRATIVE AGENT)

- and –

RBC CAPITAL MARKETS

(AS LEAD ARRANGER AND SOLE BOOKRUNNER)

- and –

BANK OF MONTREAL
(AS SYNDICATION AGENT)

- and –

THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE
 and THE TORONTO-DOMINION BANK
(AS CO-DOCUMENTATION AGENTS)

July 29, 2013

Burnet, Duckworth & Palmer LLP
Torys LLP

SECOND AMENDING AGREEMENT

This Second Amending Agreement is made as of July 29, 2013.

AMONG:

PENGROWTH ENERGY CORPORATION, a corporation governed by the laws of the Province of Alberta, having an office in Calgary, Alberta

OF THE FIRST PART

and

ROYAL BANK OF CANADA, BANK OF MONTREAL, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE, THE TORONTO-DOMINION BANK, NATIONAL BANK OF CANADA, UNION BANK, CANADA BRANCH, ALBERTA TREASURY BRANCHES, SUMITOMO MITSUI BANKING CORPORATION OF CANADA, HSBC BANK CANADA and CITIBANK, N.A., CANADIAN BRANCH and those other financial institutions which hereafter become lenders under the Credit Agreement from time to time, in their capacities as Lenders

OF THE SECOND PART

and

ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower, the Agent and the Lenders are parties to an Amended and Restated Credit Agreement dated January 1, 2011, as amended by a first amending agreement dated November 29, 2011 and a lender transfer agreement dated July 29, 2013 (as so amended, the "Credit Agreement");

AND WHEREAS the Borrower, the Agent and the Lenders wish to amend the Credit Agreement on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

All capitalized terms used but not otherwise defined herein shall have the same meaning ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS

2.1	New Definitions

Section 1.1 of the Credit Agreement is hereby amended by adding the following definitions in the proper alphabetical order:

"Combined Tangible Assets" means, without duplication, the value of all tangible assets (including, without limitation, Petroleum and Natural Gas Rights) of the Loan Parties as valued on the balance sheet(s) of the Loan Parties, as the same would be shown on an unconsolidated basis in accordance with GAAP, after eliminating all intercompany transactions, and excluding (a) any tangible assets in respect of which there exists a Security Interest in respect of Non-Recourse Debt, (b) deferred revenues, (c) provision for future site restoration costs and (d) minority interests in Subsidiaries of such person, and for greater certainty excluding Investments in any Subsidiaries which are not Designated Subsidiaries;"

""Consolidated Non-Lindbergh Non-Adjusted Tangible Assets" means:

(a)
if the Lindbergh Subsidiary is not in existence or is in existence and is a Loan Party, the Consolidated Non-Adjusted Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower provided to the Lenders hereunder; or

(b)
if the Lindbergh Subsidiary is in existence and is not a Loan Party, the Consolidated Non-Adjusted Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower provided to the Lenders hereunder, but excluding therefrom any Consolidated Non-Adjusted Tangible Assets of the Lindbergh Subsidiary;

"Consolidated Non-Adjusted Tangible Assets" means, in respect of a person, the value of all tangible assets (including, without limitation, Petroleum and Natural Gas Rights) of such person as valued on such person's balance sheet, less (a) deferred revenues, (b) provision for future site restoration costs and (c) minority interests in Subsidiaries of such person, all as determined on a consolidated basis in accordance with GAAP;"

"Investments" means, with respect to any person, all investments by such person in another person, whether in the form of purchases of equity or quasi-equity or other capital contributions in such other person, making of loans or advances to such other person, purchases or acquisitions of notes, bonds, debentures or similar securities issued by such other person, provision of guarantees or other Financial Assistance for the benefit of such other person or other forms of investment in such other person;

"Lindbergh Non-Recourse Debt" means any Non-Recourse Debt obtained by the Lindbergh Subsidiary to finance the development of the Lindbergh Properties;

"Lindbergh Properties" means those heavy oil reserves and related properties, assets and facilities located in the Lindbergh area of East Central Alberta which are owned or otherwise held by the Borrower;

"Lindbergh Subsidiary" means that Subsidiary of the Borrower which is yet to be incorporated and which is to acquire the Borrower's interest in the Lindbergh Properties;"

2.2	Changes to Definitions

Section 1.1 of the Credit Agreement is hereby amended:

(a)	by deleting the words "Prepaid Obligations and" in subsection (i) of the definition of "Debt"; and

(b)	by deleting the definition of "Permitted Financial Assistance" in its entirety and replacing it with the following:

""Permitted Financial Assistance" means:

(a)           Financial Assistance provided to, or for the benefit of, a Loan Party;

(b)	Financial Assistance provided to, or for the benefit of, the Lindbergh Subsidiary in an aggregate amount not exceeding Cdn. $350,000,000 to support the Lindbergh Non-Recourse Debt; and

(c)	Financial Assistance (other than any Financial Assistance dealt with under subsections (a) or (b) above) in an aggregate amount not exceeding Cdn. $35,000,000;"

2.3	Maturity Date

(a)	Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to "November 29, 2015" in the definition of "Maturity Date" and replacing it with "July 26, 2017"; and

(b)	Section 3.15(a) of the Credit Agreement is hereby amended by deleting the reference to "November 29" and replacing it with "July 26".

2.4	Lindbergh Provisions

Section 8.2 of the Credit Agreement is hereby amended by removing the "and" after subsection (h) thereof, replacing the period after subsection (i) thereof with a semi-colon, and adding new subsections (j) and (k) thereof, as follows:

"(j)
Lindbergh Investments:  unless the Lindbergh Subsidiary is a Loan Party, the Borrower shall not and shall not permit any of the other Loan Parties to make any Investment in, or transfer any assets to, the Lindbergh Subsidiary if the aggregate of the amount of such Investment or the fair market value of such assets, together with the amount of any Investments previously made in and the fair market value of any assets previously transferred to the Lindbergh Subsidiary by the Loan Parties is or would thereafter be in excess of Cdn. $350,000,000 in aggregate, other than to the extent provided under subsection (c) of the definition of Permitted Financial Assistance; and

(k)	Lindbergh Debt: unless the Lindbergh Subsidiary is a Loan Party, the Borrower shall not permit and shall not permit any of the other Loan Parties to permit:

(i)	any Debt in the Lindbergh Subsidiary (other than any Debt owing to a Loan Party) other than the Lindbergh Non-Recourse Debt; and

(ii)	the aggregate amount of Debt in the Lindbergh Subsidiary (other than any Debt owing to a Loan Party) to at any time exceed Cdn. $350,000,000 or the Equivalent Amount thereof in any other currency."

2.5	Loan Parties' Asset Test

Section 8.3 of the Credit Agreement is hereby amended by deleting subsection (d) thereof in its entirety and replacing it with the following:

"(d)
Loan Parties' Asset Test:  subject to Section 8.1(q), the Borrower shall ensure that the Combined Tangible Assets of the Loan Parties shall not at any time be less than 85% of the Consolidated Non-Lindbergh Non-Adjusted Tangible Assets;"

2.6	Non-Recourse Debt

Section 8.3 of the Credit Agreement is hereby amended by deleting subsection (e) thereof in its entirety and replacing it with the following:

"(e)
Non-Recourse Debt:  the Borrower shall ensure that the aggregate outstanding amount of Non-Recourse Debt of the Borrower and its Subsidiaries, other than the Lindbergh Non-Recourse Debt, shall not exceed an amount equal to 2.5% of the Consolidated Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower provided to the Lenders hereunder."

2.7	Deemed Representations and Warranties

(a)	Section 2.2 of the Credit Agreement is hereby amended by adding the following after the reference to "Section 2.1":

"(with the exception of those representations which were stated to be made as at the Effective Date)".

(b)	Section 7.2(b) of the Credit Agreement is hereby amended by adding the following after the reference to "Section 2.2":

"(with the exception of those representations which were stated to be made as at the Effective Date)".

2.8	Compliance Certificate

The form of Compliance Certificate attached as Schedule F to the Credit Agreement is hereby amended by deleting it in its entirety and replacing it with the form attached as Exhibit A hereto.

2.9	Request for Extension

The form of Request for Extension attached as Schedule H to the Credit Agreement is hereby amended by deleting the words "3 years" and replacing them with "4 years".

2.10	Address Updates

(a)	The address for the Agent as shown on its execution page and in all Schedules to the Credit Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

"Royal Bank of Canada
Agency Services Group
4th Floor, 20 King Street West
Toronto, Ontario  M5H 1C4

Attention:           [redacted]
Facsimile:          [redacted]"

(b)
The form of Loan Party Guarantee attached as Schedule K to the Credit Agreement is hereby amended in Section 20(b) thereof by deleting the words "Suite 1100" in Royal Bank of Canada's Calgary address and replacing them with "Suite 3900".

ARTICLE 3
CONFIRMATION OF COMMITMENTS

3.1	Confirmation of Commitments

The Commitments of the Lenders are hereby confirmed to be as set forth in Exhibit B hereto and Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit B hereto.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Agreement, that as of the date hereof:

(a)	the Borrower has no Subsidiaries;

(b)	the Combined Tangible Assets of the Loan Parties are not less than 85% of the Consolidated Non-Lindbergh Non-Adjusted Tangible Assets;

(c)	there exists no Default or Event of Default; and

(d)
the representations and warranties contained in Article 2 of the Credit Agreement (on the basis that this Agreement is a Loan Document) (with the exception of those representations which were stated to be made as at the Effective Date) are true and correct.

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Conditions Precedent

This Agreement shall become effective on the date the following conditions precedent are satisfied:

(a)	as of such date, there exists no Default or Event of Default;

(b)
the representations and warranties contained in Article 4 of this Agreement and in Article 2 of the Credit Agreement (on the basis that this Agreement is a Loan Document) (in each case with the exception of those representations which were stated to be made as at the Effective Date) are true and correct as of such date;

(c)	the Agent has received, in sufficient numbers for distribution to the Agent and each of the Lenders:

(i)	a duly executed copy of this Agreement;

(ii)	a certificate of status in respect of the Borrower issued under the laws of its governing jurisdiction;

(iii)
an officer's certificate of the Borrower, attaching thereto, inter alia:  (i) its articles of amalgamation and by-laws (to the extent not previously provided); (ii) specimen signatures of the individuals who will be executing this Agreement on its behalf; and (iii) a resolution of its board of directors relating to its authority to execute, deliver and perform its obligations under this Agreement and the manner in which and by whom the foregoing document is to be executed and delivered;

(iv)
an opinion of Torys LLP, counsel to the Borrower addressed to the Agent and each Lender with respect to this Agreement, in form and substance satisfactory to the Agent and the Lenders, acting reasonably;

(v)
an opinion of Burnet, Duckworth & Palmer LLP, counsel to the Agent and the Lenders, addressed to the Agent and each Lender with respect to the transactions provided for herein, in form and substance satisfactory to the Agent and the Lenders, acting reasonably; and

(vi)	such other information as may be reasonably requested by the Agent; and

(d)
prior to or concurrently with the execution of this Agreement, the Borrower has paid all fees which are then due which have been agreed to be paid by it in connection herewith to the Agent and the Lenders.

5.2	Waiver of a Condition Precedent

The terms and conditions of Section 5.1 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of all of the Lenders in whole or in part with or without terms or conditions.

ARTICLE 6
MISCELLANEOUS

6.1	Ratification

This Agreement is supplemental to the Credit Agreement and forms part of, and has the same effect as though incorporated in, the Credit Agreement.  Except as amended herein, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

6.2	Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

6.3	Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

6.4	Time of Essence

Time shall be of the essence of this Agreement.

6.5	Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.  Delivery of an executed counterpart of a signature page by telecopier or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PENGROWTH ENERGY CORPORATION
Per:	(signed)

Per:	(signed)

ROYAL BANK OF CANADA, as Lender and Fronting Lender
Per:	(signed)

BANK OF MONTREAL, as Lender
Per:	(signed)

Per:	(signed)

THE BANK OF NOVA SCOTIA, as Lender
Per:	(signed)

Per:	(signed)

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
Per:	(signed)

Per:	(signed)

THE TORONTO-DOMINION BANK, as Lender
Per:	(signed)

Per:	(signed)

NATIONAL BANK OF CANADA, as Lender
Per:	(signed)

Per:	(signed)

UNION BANK, CANADA BRANCH, as Lender
Per:	(signed)

Per:	(signed)

ALBERTA TREASURY BRANCHES, as Lender
Per:	(signed)

Per:	(signed)

SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender
Per:	(signed)

Per:	(signed)

HSBC BANK CANADA, as Lender
Per:	(signed)

Per:	(signed)

CITIBANK, N.A., CANADIAN BRANCH, as Lender
Per:	(signed)

Per:	(signed)

ROYAL BANK OF CANADA, as Administrative Agent
Per:	(signed)

Exhibit A

To the Second Amending Agreement dated July 29, 2013
Between Pengrowth Energy Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada as Administrative Agent

Schedule F to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

COMPLIANCE CERTIFICATE

I, __________________________________, of the City of Calgary, in the Province of Alberta, hereby certify as at the date of this Certificate as follows:

1.	I am the [President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer] of Pengrowth Energy Corporation (the "Borrower");

2.	This Certificate applies to the Fiscal [Quarter/Year] ending _______________, _____;

3.
I am familiar with and have examined the provisions of the Amended and Restated Credit Agreement  dated as of January 1, 2011, as amended to the date hereof (the "Credit Agreement"), between the Borrower and a syndicate of Lenders and Royal Bank of Canada as Administrative Agent and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and the other Loan Parties as I have deemed necessary for purposes of this Certificate;

4.	All Subsidiaries of the Borrower are Designated Subsidiaries other than ___________________;

5.	No Default or Event of Default has occurred and is continuing [other than __________________];

6.	As of the end of this Fiscal [Quarter/Year], the Consolidated Senior Debt to EBITDA Ratio is ____________ to 1.0 and the details of the calculation thereof are attached hereto as Exhibit 1;

7.	As of the end of this Fiscal [Quarter/Year], the Consolidated Total Debt to EBITDA Ratio is ____ to 1.0 and the details of the calculation thereof are attached hereto as Exhibit 2;

8.	As of the end of this Fiscal [Quarter/Year], the Consolidated Senior Debt to Capitalization Ratio is ____ to 1.0 and the details of the calculation thereof are attached hereto as Exhibit 3;

9.	As of the end of this Fiscal [Quarter/Year]:

(a)	the Combined Tangible Assets of the Loan Parties equals Cdn. $_________;

(b)	the Consolidated Non-Lindbergh Non-Adjusted Tangible Assets equals Cdn. $_________;

(c)	the Combined Tangible Assets of the Loan Parties (item 9(a) above) comprise ____% of the Consolidated Non-Lindbergh Non-Adjusted Tangible Assets (item 9(b) above);

(d)	the Consolidated Non-Adjusted Tangible Assets of the Lindbergh Subsidiary equals Cdn. $_________ [not applicable if Lindbergh Subsidiary is not in existence or is a Loan Party]; and

(e)	the Consolidated Tangible Assets of the Borrower equals Cdn. $_________;

10.	As of the end of this Fiscal [Quarter/Year]:

(a)	the aggregate outstanding amount of Non-Recourse Debt of the Borrower and its Subsidiaries is Cdn. $_________; and

(b)	the aggregate outstanding amount of Non-Recourse Debt of the Lindbergh Subsidiary obtained to finance the development of the Lindbergh Properties is Cdn. $_________;

11.	As of the end of this Fiscal [Quarter/Year]:

(a)	aggregate Investments in and asset transfers to the Lindbergh Subsidiary by the Loan Parties equals Cdn. $_________; and

(b)	aggregate Debt in the Lindbergh Subsidiary (other than Debt owing to a Loan Party) is Cdn. $_________;

12.	Attached hereto is a current organizational chart of the Borrower and its Subsidiaries;

13.	Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement; and

14.	This Certificate is given by the undersigned officer in his capacity as an officer of the Borrower without any personal liability on the part of such officer.

Executed at the City of Calgary, in the Province of Alberta this _____ day of _____________, _____.

PENGROWTH ENERGY CORPORATION
Per:
Name: Title:

Exhibit B

To the Second Amending Agreement dated July 29, 2013
Between Pengrowth Energy Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada as Administrative Agent

Schedule A to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

COMMITMENTS AND ADDRESSES

LENDER	FRONTED LC COMMITMENT	COMMITMENT
Royal Bank of Canada Suite 3900, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: [redacted] Fax No.: [redacted]	Cdn. $50,000,000	Cdn. $135,000,000
Bank of Montreal 2200, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1 Attention: [redacted] Fax No.: [redacted]	nil	Cdn. $135,000,000
The Bank of Nova Scotia 2000, 700 – 2nd Street S.W. P.O. Box 2540 Calgary, Alberta T2P 2W1 Attention: [redacted] Fax No.: [redacted]	nil	Cdn. $105,000,000
Canadian Imperial Bank of Commerce Oil and Gas Group 855 - 2nd St. S.W., 9th floor (East Tower, Bankers Hall) Calgary, Alberta T2P 2P2 Attention: [redacted] Fax No.: [redacted]	nil	Cdn. $105,000,000

The Toronto-Dominion Bank Corporate Banking 800, 324 – 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: [redacted] Fax No.: [redacted]	nil	Cdn. $105,000,000
National Bank of Canada Corporate Banking Suite 2802, 450 – 1st Street S.W. Calgary, Alberta T2P 5H1 Attention: [redacted] Fax No.: [redacted]	nil	Cdn. $85,000,000
Union Bank, Canada Branch Suite 730, 440 – 2nd Avenue S.W. Calgary, Alberta T2P 5E9 Attention: [redacted] Fax No.: [redacted]	nil	Cdn. $85,000,000
Alberta Treasury Branches 600, 444 - 7th Avenue S.W. Calgary, Alberta T2P 0X8 Attention: [redacted] Fax No.: [redacted]	nil	Cdn. $70,000,000
Sumitomo Mitsui Banking Corporation of Canada Suite 1400, Ernst & Young Tower Toronto-Dominion Centre, P.O. Box 172, 222 Bay Street Toronto, Ontario M5K 1H6 Attention: [redacted] Fax No.: [redacted]	nil	Cdn. $70,000,000
HSBC Bank Canada 8th Floor, 407 – 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: [redacted] Fax No.: [redacted]	nil	Cdn. $52,500,000

Citibank, N.A., Canadian Branch Suite 4000, 525 – 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: [redacted] Fax No.: [redacted]	nil	Cdn. $52,500,000
Total:	Cdn. $50,000,000	Cdn. $1,000,000,000